SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

THE PROGRESSIVE CORPORATION

(Name of Issuer)

THE PROGRESSIVE CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Shares, $1.00 Par Value
(Title of Class of Securities)

0743315103
(CUSIP Number of Class of Securities)

Charles E. Jarrett, Secretary
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, OH 44143
(440) 461-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John M. Gherlein, Esq.
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, Ohio 44114
(216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,886,676,176	$239,041.87

* Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 21,439,502 outstanding Common Shares, $1.00 par value, at the maximum tender offer price of $88.00 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $239,041.87
Form of Registration No.:          Schedule TO
Filing Party:          The Progressive Corporation
Date Filed:          September 14, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 14, 2004, as amended (the “Schedule TO”), by The Progressive Corporation, an Ohio corporation (the “Company”), relating to the offer by the Company to purchase up to 17,100,000 of its common shares, $1.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding shares) or such lesser number of common shares as is properly tendered and not properly withdrawn, at a purchase price not greater than $88.00 nor less than $78.00 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     (c)  On October 13, 2004, the Company issued a press release containing financial results of the Company for the month, quarter and year-to-date period ended September 30, 2004. A copy of the press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(v)	Press Release dated October 13, 2004, incorporated by reference to the Company’s Current Report on Form 8-K dated October 13, 2004 (filed with SEC on October 13, 2004; Exhibit 99 therein).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Progressive Corporation
By:	/s/ Charles E. Jarrett Charles E. Jarrett Vice President, Secretary and Chief Legal Officer

Dated: October 13, 2004

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated September 14, 2004.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 14, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 14, 2004.*

(a)(1)(vi)	Letter to Shareholders dated September 14, 2004.*

(a)(1)(vii)	Notice to Employees Eligible to Participate in The Progressive Retirement Security Program dated September 14, 2004.*

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated September 14, 2004.*

(a)(1)(ix)	Fidelity Letter to Participants in The Progressive Retirement Security Program dated September 16, 2004.*

(a)(1)(x)	Trustee Direction Form.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated September 14, 2004.*

(a)(5)(ii)	Press Release dated September 13, 2004.*

(a)(5)(iii)	Communication to Employees dated September 13, 2004.*

(a)(5)(iv)	Q&A for Employees Concerning the Company’s Tender Offer.*

(a)(5)(v)	Press Release dated October 13, 2004, incorporated by reference to the Company’s Current Report on Form 8-K dated October 13, 2004 (filed with SEC on October 13, 2004; Exhibit 99 therein).

(b)	None.

(d)(1)	The Progressive Corporation 2004 Gainsharing Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(F) therein).

(d)(2)	2004 Progressive Capital Management Bonus Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(H) therein).

(d)(3)	The Progressive Corporation 2004 Executive Bonus Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(J) therein).

(d)(4)	The Progressive Corporation 2004 Information Technology Incentive Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(K) therein).

(d)(5)	The Progressive Corporation 1989 Incentive Plan (amended and restated as of April 24, 1992, as further amended on July 1, 1992 and February 5, 1993). *

(d)(6)	Form of Non-Qualified Stock Option Agreement under The Progressive Corporation 1989 Incentive Plan (single award), incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 29, 2001; Exhibit 10® therein).

(d)(7)	Form of Non-Qualified Stock Option Agreement under The Progressive Corporation 1989 Incentive Plan (multiple awards), incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 29, 2001; Exhibit 10(S) therein).

(d)(8)	The Progressive Corporation 1995 Incentive Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 30, 2000; Exhibit 10(P) therein).

(d)(9)	Form of Non-Qualified Stock Option Agreement under The Progressive Corporation 1995 Incentive Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 14, 2003; Exhibit 10(M) therein).

(d)(10)	Form of Objective-Based (now known as Performance-Based) Non-Qualified Stock Option Agreement under The Progressive Corporation 1995 Incentive Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 29, 2001; Exhibit 10(T) therein).

(d)(11)	The Progressive Corporation 2003 Incentive Plan, incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-104646 (filed with SEC on April 21, 2003; Exhibit 4(a) therein).

(d)(12)	Form of The Progressive Corporation 2003 Incentive Plan Restricted Stock Award Agreement (Time-Based Award), incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-104646 (filed with SEC on April 21, 2003; Exhibit 4(b) therein).

(d)(13)	Form of The Progressive Corporation 2003 Incentive Plan Restricted Stock Award Agreement (Performance-Based Award), incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-104646 (filed with SEC on April 21, 2003; Exhibit 4(c) therein).

(d)(14)	The Progressive Corporation 2003 Directors Equity Incentive Plan, incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-104653 (filed with SEC on April 21, 2003; Exhibit 4(a) therein).

(d)(15)	Amendment No. 1 to The Progressive Corporation 2003 Directors Equity Incentive Plan incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(V) therein).

(d)(16)	Form of The Progressive Corporation 2003 Directors Equity Incentive Plan Restricted Stock Award Agreement, incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-104653 (filed with SEC on April 21, 2003; Exhibit 4(b) therein).

(d)(17)	The Progressive Corporation Executive Deferred Compensation Plan (2003 Amendment and Restatement), incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on May 12, 2003; Exhibit 10(A) therein).

(d)(18)	First Amendment to The Progressive Corporation Executive Deferred Compensation Plan (2003 Amendment and Restatement), incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(Y) therein).

(d)(19)	Second Amendment to The Progressive Corporation Executive Deferred Compensation Plan (2003 Amendment and Restatement), incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(Z) therein).

(d)(20)	The Progressive Corporation Executive Deferred Compensation Plan Deferral Agreement, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(AA) therein).

(d)(21)	The Progressive Corporation Executive Deferred Compensation Plan Performance-Based Restricted Stock Deferral Agreement (for 2003), incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on May 12, 2003; Exhibit (10(B) therein).

(d)(22)	The Progressive Corporation Executive Deferred Compensation Plan Performance-Based Restricted Stock Deferral Agreement, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(AC) therein).

(d)(23)	The Progressive Corporation Executive Deferred Compensation Plan Time-Based Restricted Stock Deferral Agreement, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on May 12, 2003; Exhibit 10(C) therein).

(d)(24)	The Progressive Corporation Executive Deferred Compensation Plan Time-Based Restricted Stock Deferral Agreement, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(AE) therein).

(d)(25)	The Progressive Corporation Executive Deferred Compensation Trust (November 8, 2002 Amendment and Restatement). *

(d)(26)	First Amendment to Trust Agreement between Fidelity Management Trust Company and the Company.*

(d)(27)	The Progressive Corporation Directors Deferral Plan (Amendment and Restatement), as further amended on October 25, 1996, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 29, 2001; Exhibit 10(I) therein).

(d)(28)	The Progressive Corporation Directors Restricted Stock Deferral Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(AH) therein).

(d)(29)	The Progressive Corporation Directors Restricted Stock Deferral Plan Deferral Agreement, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with the SEC on March 4, 2004; Exhibit 10(AI) therein).

(d)(30)	The Progressive Corporation 1990 Directors’ Stock Option Plan (Amended and Restated as of April 24, 1992 and as further amended on July 1, 1992), incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 14, 2003; Exhibit 10(T) therein).

(d)(31)	The Progressive Corporation 1998 Directors’ Stock Option Plan, incorporated by reference to the Company’s Annual Report on Form 10-K (filed with SEC on March 14, 2003; Exhibit 10(U) therein).

(d)(32)	The Progressive Corporation Executive Separation Allowance Plan, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(I) therein).

(d)(33)	Agreement dated May 16, 2001 between The Progressive Corporation and Glenn Renwick, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 13, 2001; Exhibit 10(A) therein).

(d)(34)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and W. Thomas Forrester, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(A) therein).

(d)(35)	Amendment to Employment Agreement between The Progressive Corporation and W. Thomas Forrester, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(A) therein).

(d)(36)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Brian J. Passell, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(B) therein).

(d)(37)	Amendment to Employment Agreement between The Progressive Corporation and Brian J. Passell, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(B).

(d)(38)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Charles E. Jarrett, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(C) therein).

(d)(39)	Amendment to Employment Agreement between The Progressive Corporation and Charles E. Jarrett, incorporated by reference to the Company’s Quarterly Report on form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(C) therein).

(d)(40)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Glenn M. Renwick, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(D) therein).

(d)(41)	Amendment to Employment Agreement between The Progressive Corporation and Glenn M. Renwick, incorporated by reference to the Company’s Quarterly Report on form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(D) therein).

(d)(42)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Richard H. Watts, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(E) therein).

(d)(43)	Amendment to Employment Agreement between The Progressive Corporation and Richard H. Watts, incorporated by reference to the Company’s Quarterly Report on form 10-Q (filed with SEC on August 14, 2003, Exhibit 10(E) therein).

(d)(44)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Raymond M. Voelker, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(F) therein).

(d)(45)	Amendment to Employment Agreement between The Progressive Corporation and Raymond M. Voelker, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(F) therein).

(d)(46)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Robert T. Williams, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(G) therein).

(d)(47)	Amendment to Employment Agreement between The Progressive Corporation and Robert T. Williams, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 14, 2003, Exhibit 10(G) therein).

(d)(48)	Employment Agreement dated August 24, 2001 between The Progressive Corporation and Alan R. Bauer, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on November 5, 2001; Exhibit 10(H) therein).

(d)(49)	Amendment to Employment Agreement between The Progressive Corporation and Alan R. Bauer, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on August 14, 2003; Exhibit 10(H) therein).

(d)(50)	Employment Agreement dated April 21, 2003 between The Progressive Corporation and S. Patricia Griffith, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on May 12, 2003; Exhibit 10(I) therein).

(d)(51)	Employment Agreement dated April 21, 2003 between The Progressive Corporation and William M. Cody, incorporated by reference to the Company’s Quarterly Report on Form 10-Q (filed with SEC on May 12, 2003; Exhibit 10(J) therein).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed